Mail Room 4561

December 16, 2005

Keith A. Greaves
Chief Financial Officer, Treasurer and Secretary
O2 Secure Wireless, Inc.
3300 Holcomb Bridge Road, Suite 226
Norcross, GA 30092

   Re: **O2 Secure Wireless, Inc.**
      Amendment No. 2 to Form SB-2
      File No. 333-123393

Dear Mr. Greaves:

  We have reviewed your amended registration statement and have the following comment on your financial statements and related disclosure. Legal comments will follow under separate cover. Please note that all references to page numbers below correspond to the marked version of your amendment provided by counsel.

Form SB-2/A

Financial Statements, page 58

1. Your financial statements are now stale. Revise to include updated financial statements in accordance with Item 310(g) of Regulation S-B.

          * * * * *

  As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review.   Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

  You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 or Sara Kalin at (202) 551-3454 with any other questions. You may also contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (404) 917-0979</u>
       Robert J. Mottern, Esq.
       Weizenecker, Mottern & Fisher, P.C.
       Telephone: (404) 365-9799